SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Metabolix, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

591018809

(CUSIP Number)

October 5, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591018809	13G	Page 2 of 6

(1)	Name of reporting person Jack W. Schuler I.R.S. identification number (entity only)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,315,476
(6) Shared voting power 141,617
(7) Sole dispositive power 2,315,476
(8) Shared dispositive power 141,617
(9)	Aggregate amount beneficially owned by each reporting person 2,457,093
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 7.2%
(12)	Type of reporting person IN

CUSIP No. 591018809	13G	Page 3 of 6

(1)	Name of reporting person Renate Schuler I.R.S. identification number (entity only)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 10,000
(6) Shared voting power 141,617
(7) Sole dispositive power 10,000
(8) Shared dispositive power 141,617
(9)	Aggregate amount beneficially owned by each reporting person 151,617
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0.4%
(12)	Type of reporting person IN

CUSIP No. 591018809	13G	Page 4 of 6

(1)	Name of reporting person Schuler Family Foundation EIN 36-4154510 I.R.S. identification number (entity only)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 141,617
(6) Shared voting power not applicable
(7) Sole dispositive power 141,617
(8) Shared dispositive power not applicable
(9)	Aggregate amount beneficially owned by each reporting person 141,617
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0.4%
(12)	Type of reporting person CO

CUSIP NO. 591018809	13G	Page 5 of 6

This Amendment No. 1 to Schedule 13G is filed in respect of the common stock, par value $.01 per share, of Metabolix, Inc. to amend the Schedule 13G filed on September 28, 2011 (the “Schedule 13G”). The number of shares of the common stock of Metabolix, Inc. owned by Jack W. Schuler increased by 1.0% on October 5, 2011 from the percentage reported on the Schedule 13G.

Item 4. Ownership

Item 4 of the Schedule 13G is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

(a) Amount beneficially owned:

The 2,467,093 shares of the common stock of Metabolix, Inc. for which this schedule is filed consist of (i) 2,315,476 shares owned by Jack W. Schuler, (ii) 10,000 shares owned by Renate Schuler, Mr. Schuler’s wife, and (iii) 141,617 shares owned by the Schuler Family Foundation, a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

Mr. Schuler disclaims any beneficial interest in (i) the 10,000 shares owned by his wife, Renate Schuler, and (ii) the 141,617 shares owned by the Schuler Family Foundation.

Mrs. Schuler disclaims any beneficial interest in the 141,617 shares owned by the Schuler Family Foundation.

(b) Percent of class:

7.2%

The percentages in this schedule were calculated on the basis of 34,081,286 shares outstanding, which is the number of shares outstanding as of July 25, 2011 as reported by Metabolix, Inc. in its quarterly report on Form 10-Q filed on July 29, 2011.

(c) Number of shares as to which such person has:

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote:	2,315,476
(ii)	Shared power to vote or direct the vote:	141,617*
(iii)	Sole power to dispose or to direct the disposition of:	2,315,476
(iv)	Shared power to dispose of to direct the disposition of:	141,617*

*	Mr. Schuler shares the voting and dispositive power in respect of the 141,617 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and his adult daughter, Tanya Schuler.

for Renate Schuler:

CUSIP NO. 591018809	13G	Page 6 of 6

(i)	Sole power to vote or to direct the vote:	10,000
(ii)	Shared power to vote or direct the vote:	141,617	*
(iii)	Sole power to dispose or to direct the disposition of:	10,000
(iv)	Shared power to dispose of to direct the disposition of:	141,617	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 141,617 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and her adult daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	141,617
(ii)	Shared power to vote or direct the vote:	not applicable
(iii)	Sole power to dispose or to direct the disposition of:	141,617
(iv)	Shared power to dispose of to direct the disposition of:	not applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2011.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/S/ JACK W. SCHULER
Jack W. Schuler, Director